Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	2000	2001	2002	2003	2004
Computation of Earnings:
Loss from continuing operations before income taxes, minority interest and loss on equity method investments	$(293,550)	$(521,314)	$(406,271)	$(317,718)	$(314,137)

Add:
Interest expense	152,439	267,929	255,839	281,279	263,734
Operating leases	18,632	27,194	32,893	34,187	35,622
Amortization of interest capitalized	698	1,587	2,292	2,487	2,532

Earnings as adjusted	(121,781)	(224,604)	(115,247)	235	(12,249)

Computation of fixed charges:
Interest expense	152,439	267,929	255,839	281,279	263,734
Interest capitalized	11,365	15,321	5,835	672	226
Operating leases	18,632	27,194	32,893	34,187	35,622

Fixed charges	182,436	310,444	294,567	316,138	299,582

Deficiency in earnings required to cover fixed charges	$(304,217)	$(535,048)	$(409,814)	$(315,903)	$(311,831)

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of loss from continuing operations before income taxes, minority interest, loss on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.